BIG BEAR DC

Monthly Income and Expense Report

January to December 2022

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
INCOME													
1700 1st Street	3,127	3,630	5,428	7,124	6,143	6,704	7,148	6,997	7,017	7,558	6,070	4,790	71,736
TOTAL INCOME:	**3,127**	**3,630**	**5,428**	**7,124**	**6,143**	**6,704**	**7,148**	**6,997**	**7,017**	**7,558**	**6,070**	**4,790**	**71,736**
NET REVENUE:	3,127	3,630	5,428	7,124	6,143	6,704	7,148	6,997	7,017	7,558	6,070	4,790	71,736
EXPENSES													
Admin, Licensing, Fees	150	446			227		346	24			778		1,971
TOTAL EXPENSES:	**150**	**446**	**0**	**0**	**227**	**0**	**346**	**24**	**0**	**0**	**778**	**0**	**1,971**
NET PROFIT:	**2,977**	**3,184**	**5,428**	**7,124**	**5,916**	**6,704**	**6,802**	**6,973**	**7,017**	**7,558**	**5,292**	**4,790**	**69,765**

2022 Balance Sheet

BIG BEAR DC

12/31/2022

ASSETS	Dec, 22	LIABILITIES & EQUITY	Dec, 22
Current Assets		LIABILITIES	
Checking/Savings/Cash		Current Liabilities	
Cash and Banks	62,545	Accounts Payable	0
Total Checking/Savings/Cash	62,545	Long Term Debt	0
		Credit Card	0
		TOTAL LIABILITIES	**0**
		EQUITY	
		Equity	62,545
		TOTAL EQUITY	**62,545**
TOTAL ASSETS	**62,545**	**TOTAL LIABILITIES & EQUITY**	**62,545**

2022 Statement of Cash Flow

BIG BEAR DC

1/1/2022 to 8/31/2022

	TOTAL
OPERATING ACTIVITIES	
Net Earnings	69,765
Additions to Cash	
Decrease in Accounts Receivable	0
Increase in Accounts Payable	0
Subtractions from Cash	
Management Salary & Equity Draw	-49,745
Increase in Inventory	0
Net Cash Provided by Operating Activities	**20,020**
FINANCING ACTIVITIES	
Credit Cards and Loans	0
Total Financing Activities	**0**
NET CASH INCREASE FOR PERIOD	**20,020**
Cash at Beginning of Period	42,525
CASH AT END OF PERIOD	**62,545**